UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.      )*

GREENIDGE GENERATION HOLDINGS INC.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

39531G 100

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐        Rule 13d-1(b)
☐        Rule 13d-1(c)
☒        Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 39531G 100	SCHEDULE 13G	Page 2 of 11 Pages

1		NAMES OF REPORTING PERSONS Atlas Capital Resources (A9) LP
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 19,202,652 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 19,202,652 (1)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,202,652 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 50.0% (2)
12		TYPE OF REPORTING PERSON (see Instructions) PN

[1]	Shares of the Issuer’s Class B Common Stock, which are convertible at any time at the option of the holder into an equal number of shares of the Issuer’s Class A Common Stock.
[2]	Based on 11,605,205 shares of Class A Common Stock outstanding as of November 12, 2021, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 15, 2021, and assuming conversion of all of the 26,800,300 shares of Class B Common Stock beneficially owned by the Reporting Persons in the aggregate.

CUSIP No. 39531G 100	SCHEDULE 13G	Page 3 of 11 Pages

1		NAMES OF REPORTING PERSONS Atlas Capital Resources (A9-Parallel) LP
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 6,895,120 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 6,895,120 (1)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,895,120 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 18.0% (2)
12		TYPE OF REPORTING PERSON (see Instructions) PN

CUSIP No. 39531G 100	SCHEDULE 13G	Page 4 of 11 Pages

1		NAMES OF REPORTING PERSONS Atlas Capital Resources (P) LP
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 702,528 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 702,528 (1)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 702,528 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.8% (2)
12		TYPE OF REPORTING PERSON (see Instructions) PN

CUSIP No. 39531G 100	SCHEDULE 13G	Page 5 of 11 Pages

1		NAMES OF REPORTING PERSONS Atlas Capital Resources GP LP
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 26,800,300 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 26,800,300 (1)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,800,300 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 69.8% (2)
12		TYPE OF REPORTING PERSON (see Instructions) PN

CUSIP No. 39531G 100	SCHEDULE 13G	Page 6 of 11 Pages

1		NAMES OF REPORTING PERSONS Atlas Capital Resources GP LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 26,800,300 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 26,800,300 (1)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,800,300 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 69.8% (2)
12		TYPE OF REPORTING PERSON (see Instructions) OO

CUSIP No. 39531G 100	SCHEDULE 13G	Page 7 of 11 Pages

1		NAMES OF REPORTING PERSONS Andrew M. Bursky
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 26,800,300 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 26,800,300 (1)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,800,300 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 69.8% (2)
12		TYPE OF REPORTING PERSON (see Instructions) IN

CUSIP No. 39531G 100	SCHEDULE 13G	Page 8 of 11 Pages

1		NAMES OF REPORTING PERSONS Timothy J. Fazio
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 26,800,300 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 26,800,300 (1)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,800,300 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 69.8% (2)
12		TYPE OF REPORTING PERSON (see Instructions) IN

Item 1.
(a)	Name of Issuer:

Greenidge Generation Holdings Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

590 Plant Road

Dresden, NY 14441

Item 2.
(a)	Name of Person Filing:

This Schedule 13G is being filed on behalf of the following:

(i)	Atlas Capital Resources (A9) LP (“ACR9”);
(ii)	Atlas Capital Resources (A9-Parallel) LP (“ACR Parallel”);
(iii)	Atlas Capital Resources (P) LP (“ACR P”);
(iv)	Atlas Capital Resource GP LP (“ACR GPLP”);
(v)	Atlas Capital Resources GP LLC (“ACR GP”);
(vi)	Andrew M. Bursky (“Mr. Bursky”); and
(vii)	Timothy J. Fazio (“Mr. Fazio”).

ACR9, ACR Parallel and ACR P, ACR GPLP, ACR GP, Mr. Bursky and Mr. Fazio are collectively referred to as the “Reporting Persons.” ACR GPLP is the general partner of ACR9, ACR Parallel and ACR P. ACR GP is the general partner of ACR GPLP. Mr. Bursky and Mr. Fazio are each a managing partner of ACR GP and may be deemed to control the other Reporting Persons.

(b)	Address of Principal Business Office of the Reporting Persons:

100 Northfield Street

Greenwich, Connecticut 06830

(c)	Citizenship:

Each of Mr. Bursky and Mr. Fazio is a United States citizen. Each of the other Reporting Persons is organized in the State of Delaware.

(d)	Title of Class of Securities:

Class A Common Stock

(e)	CUSIP No.:

39531G 100

Item 3.

If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.	Ownership
(a)	Amount beneficially owned: See Item 9 on the cover pages hereto. Mr. Fazio and Mr. Bursky each disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.
(b)	Percent of class: See Item 11 on the cover pages hereto.
(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote: See Item 5 on the cover pages hereto.
(ii)	Shared power to vote or to direct the vote: See Item 6 on the cover pages hereto.
(iii)	Sole power to dispose or to direct the disposition of: See Item 7 on the cover pages hereto.
(iv)	Shared power to dispose or to direct the disposition of: See Item 8 on the cover pages hereto.
Item 5.	Ownership of 5 Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

N/A

Item 8.	Identification and Classification of Members of the Group

N/A

Item 9.	Notice of Dissolution of Group

N/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2022	ATLAS CAPITAL RESOURCES (A9) LP

By: Atlas Capital Resource GP LP, its general partner
By: Atlas Capital Resources GP LLC, its general partner

By: /s/ Timothy J. Fazio
Name: Timothy J. Fazio
Title: Managing Partner

Dated: February 14, 2022	ATLAS CAPITAL RESOURCES (A9-PARALLEL) LP

By: Atlas Capital Resource GP LP, its general partner
By: Atlas Capital Resources GP LLC, its general partner

By: /s/ Timothy J. Fazio
Name: Timothy J. Fazio
Title: Managing Partner

Dated: February 14, 2022	ATLAS CAPITAL RESOURCES (P) LP

By: Atlas Capital Resource GP LP, its general partner
By: Atlas Capital Resources GP LLC, its general partner

By: /s/ Timothy J. Fazio
Name: Timothy J. Fazio
Title: Managing Partner

Dated: February 14, 2022	ATLAS CAPITAL RESOURCES GP LP

By: Atlas Capital Resources GP LLC, its general partner

By: /s/ Timothy J. Fazio
Name: Timothy J. Fazio
Title: Managing Partner

[Signature page to Schedule 13G]

Dated: February 14, 2022	ATLAS CAPITAL RESOURCES GP LLC

By: /s/ Timothy J. Fazio
Name: Timothy J. Fazio
Title: Managing Partner

Dated: February 14, 2022	/s/ Andrew M. Bursky
Andrew M. Bursky

Dated: February 14, 2022	/s/ Timothy J. Fazio
Timothy J. Fazio

[Signature page to Schedule 13G]

Exhibit Index

Exhibit 1       Joint Filing Agreement required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934.